

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

Brendan Flood
Chairman and Chief Executive Officer
Staffing 360 Solutions, Inc.
641 Lexington Avenue
Suite 2701
New York, NY 10022

> **Re: Staffing 360 Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2018**
> **Filed March 25, 2019**
> **File No. 001-37575**

Dear Mr. Flood:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: David Faiman, CFO